UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company (Issuer))

BBAC CORP.

a direct wholly owned subsidiary of

ANALOG DEVICES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Margaret K. Seif, Esq.

Vice President, General Counsel and Secretary

Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062

(781) 329-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark G. Borden, Esq.

Jay E. Bothwick, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,470,564,631	$318,209

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $78.00 (i.e., the per share tender offer price) by (y) the sum of (a) 31,390,468, the number of shares of common stock (including shares subject to restricted stock awards) issued and outstanding, plus (b) 10,777, the number of shares of common stock issuable pursuant to outstanding stock options, less the aggregate exercise price of such options, plus (c) 275,174, the number of shares of common stock subject to restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,209	Filing Party: BBAC Corp.
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2014 (as amended by Amendment No. 1 filed with the SEC on June 27, 2014 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on July 11, 2014 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on July 17, 2014 (“Amendment No. 3”) and this Amendment, the “Schedule TO”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Analog Devices and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Antitrust—United States” of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following text to the end of the third paragraph under such heading, which paragraph begins on page 51 of the Offer to Purchase, as set forth below:

“On July 18, 2014, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Antitrust—Germany” of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following text after the third paragraph under such heading, which paragraph begins on page 52 of the Offer to Purchase, as set forth below:

“As a result of the expiration of the waiting period under the HSR Act in connection with the Offer and the Merger and Analog Devices and the Purchaser having obtained clearance from the FCO in connection with the Offer and the Merger, the Regulatory Condition has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2014

BBAC CORP.

By:	/s/ Margaret K. Seif
Name: Margaret K. Seif Title: Secretary

ANALOG DEVICES, INC.

By:	/s/ David A. Zinsner
Name: David A. Zinsner Title: Vice President, Finance and Chief Financial Officer

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